UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

eGain Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

28225C806

(CUSIP Number)

MR. DAVID L. KANEN

KANEN WEALTH MANAGEMENT, LLC

6810 Lyons Technology Circle, Suite 160

Coconut Creek, Florida 33073.

(631) 863-3100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 12, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28225C806

1	NAME OF REPORTING PERSON

PHILOTIMO FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,738,741
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,738,741
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,738,741
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%
14	TYPE OF REPORTING PERSON

IA, PN

2

CUSIP No. 28225C806

1	NAME OF REPORTING PERSON

PHILOTIMO FOCUSED GROWTH AND INCOME FUND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		737,135
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

737,135
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

737,135
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%
14	TYPE OF REPORTING PERSON

IA, OO

3

CUSIP No. 28225C806

1	NAME OF REPORTING PERSON

KANEN WEALTH MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,638,914
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,359,485
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,638,914
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%
14	TYPE OF REPORTING PERSON

IA, OO

4

CUSIP No. 28225C806

1	NAME OF REPORTING PERSON

DAVID L. KANEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		22,429
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,638,914
PERSON WITH	9	SOLE DISPOSITIVE POWER

22,429
	10	SHARED DISPOSITIVE POWER

2,638,914
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,661,343
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 28225C806

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (the “Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

This Amendment No. 2 reflects a change in beneficial ownership as a result of a decrease in the number of outstanding Shares as reported in the Issuer’s Annual Report on Form 10-K for the period ended June 30, 2024, filed with the Securities and Exchange Commission on September 12, 2024, in addition to the acquisition of Shares by the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Shares purchased by Philotimo were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by PHLOX were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by KWM were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by Mr. Kanen were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 1,738,741 Shares beneficially owned by Philotimo is approximately $15,105,380, including brokerage commissions. The aggregate purchase price of the 737,135 Shares beneficially owned by PHLOX is approximately $5,964,057, including brokerage commissions. The aggregate purchase price of the 163,038 Shares held in the Managed Accounts is approximately $1,410,621, including brokerage commissions. The aggregate purchase price of the 22,429 Shares beneficially owned by Mr. Kanen is approximately $197,419, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 28,523,870 Shares outstanding as of November 7, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2024.

A.	Philotimo
(a)	As of the close of business on November 26, 2024, Philotimo beneficially owned 1,738,741 Shares.

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,738,741
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,738,741
(c)	Philotimo has not entered into transactions in the Shares during the past sixty days.
6

CUSIP No. 28225C806

B.	PHLOX
(a)	As of the close of business on November 26, 2024, PHLOX beneficially owned 737,135 Shares.

Percentage: Approximately 2.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 737,135
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 737,135
(c)	The transactions in the Shares by PHLOX during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	KWM
(a)	As of the close of business on November 26, 2024, KWM beneficially owned 2,638,914 Shares, consisting of (i) the 1,738,741 Shares owned directly by Philotimo, which KWM may be deemed to beneficially own as the general partner of Philotimo, (ii) the 737,135 Shares owned directly by PHLOX, which KWM may be deemed to beneficially own as the investment manager of PHLOX and (iii) 163,038 Shares held in the Managed Accounts.

Percentage: Approximately 9.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,638,914
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,638,914
(c)	The transactions in the Shares by KWM during the past sixty days are set forth in Schedule A and are incorporated herein by reference. The transactions in the Shares by PHLOX are also set forth in Schedule A and incorporated by reference.
D.	Mr. Kanen
(a)	As of the close of business on November 26, 2024, Mr. Kanen beneficially owned 2,661,343 Shares, consisting of (i) 22,429 Shares directly owned by him and (ii) 2,638,914 Shares beneficially owned by KWM, which Mr. Kanen may be deemed to beneficially own as the managing member of KWM.

Percentage: Approximately 9.3%

(b)	1. Sole power to vote or direct vote: 22,429
2. Shared power to vote or direct vote: 2,638,914
3. Sole power to dispose or direct the disposition: 22,429
4. Shared power to dispose or direct the disposition: 2,661,343
(c)	Mr. Kanen has not entered into transactions in the Shares during the past sixty days.

KWM, in its role as investment manager to the Managed Accounts, to which it furnishes investment advice, and Mr. Kanen, as the managing member of KWM, may each be deemed to beneficially own shares of the Issuer’s Shares held in the Managed Accounts.

7

CUSIP No. 28225C806

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2024

Kanen Wealth Management, LLC

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

Philotimo Fund, LP

By:	Kanen Wealth Management, LLC, its general partner

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

Philotimo Focused Growth and Income Fund

By:	Kanen Wealth Management, LLC, its investment adviser

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

/s/ David L. Kanen
David L. Kanen

8

CUSIP No. 28225C806

SCHEDULE A

Transactions in the Shares of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

PHILOTIMO FOCUSED GROWTH AND INCOME FUND

Purchase of Common Stock	4,291	5.68	11/11/2024
Purchase of Common Stock	10,389	5.75	11/12/2024
Purchase of Common Stock	161,996	5.35	11/25/2024

KANEN WEALTH MANAGEMENT, llC (through the Managed Accounts)

Sale of Common Stock	2,000	5.03	10/01/2024
Sale of Common Stock	175	4.93	10/09/2024
Sale of Common Stock	1,500	5.02	10/15/2024
Sale of Common Stock	30	5.18	11/15/2024